UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alexza Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

015384100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 015384100	Page 2 of 10 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,402,492*
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,402,492*
(9)	Aggregate amount beneficially owned by each reporting person 3,402,492*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.7%**
(12)	Type of reporting person (see instructions) CO

*	Includes the right to acquire 1,261,857 Common Shares pursuant to a Warrant issued by the Issuer to Boxer Capital on May 6, 2011. The Warrant can only be exercised to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s outstanding Common Shares.

**	Based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011.

SCHEDULE 13G

CUSIP No. 015384100	Page 3 of 10 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,402,492*
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,402,492*
(9)	Aggregate amount beneficially owned by each reporting person 3,402,492*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.7%**
(12)	Type of reporting person (see instructions) CO

*	Includes the right to acquire 1,261,857 Common Shares pursuant to a Warrant issued by the Issuer on May 6, 2011 to Boxer Capital. The Warrant can only be exercised to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s outstanding Common Shares.

**	Based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011.

SCHEDULE 13G

CUSIP No. 015384100	Page 4 of 10 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 368,219*
(6) Shared voting power -0-
(7) Sole dispositive power 368,219*
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 368,219*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.5%*
(12)	Type of reporting person (see instructions) CO

*	Includes the right to acquire 129,629 Common Shares pursuant to a Warrant issued by the Issuer to MVA on May 6, 2011. The Warrant can only be exercised to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s outstanding Common Shares.

**	Based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011.

SCHEDULE 13G

CUSIP No. 015384100	Page 5 of 10 Pages

(1)	Names of reporting persons Aaron Davis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 25,000
(6) Shared voting power -0-
(7) Sole dispositive power 25,000
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 25,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) IN

*	Based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011.

SCHEDULE 13G

CUSIP No. 015384100	Page 6 of 10 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 3,402,492*
(7) Sole dispositive power -0-
(8) Shared dispositive power 3,402,492*
(9)	Aggregate amount beneficially owned by each reporting person 3,402,492*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.7%**
(12)	Type of reporting person (see instructions) IN

*	Includes the right to acquire 1,261,857 Common Shares pursuant to a Warrant issued by the Issuer to Boxer Capital on May 6, 2011. The Warrant can only be exercised to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s outstanding Common Shares.

**	Based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011.

Page 7 of 10 Pages

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 16, 2011 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Reporting Persons.

Item 4. Ownership.

Item 4 is hereby amended and restated as follows:

(a) Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 3,402,492* Common Shares. MVA beneficially owns 368,219* Common Shares. Aaron Davis beneficially owns 25,000* Common Shares.

(b) Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 4.7%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 0.5%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.0%* of the Issuer’s outstanding Common Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

MVA has the sole power to vote the 368,219* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 25,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 3,402,492* Common Shares they beneficially own. Neither MVA nor Aaron Davis has shared power to vote or direct the vote of any Common Shares.

(iii) Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 368,219* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 25,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 3,402,492* Common Shares they beneficially own. Neither MVA nor Aaron Davis has shared power to dispose of or direct the disposition of any Common Shares.

* The Reporting Persons may be deemed to beneficially own 3,606,095 Common Shares which constitute approximately 4.999% of a notional number of the Issuer’s outstanding Common Shares (based on 72,136,338 Common Shares reported outstanding as of November 30, 2011, on the Issuer’s Prospectus Supplement No. 3 filed on December 1, 2011). This includes a right of Boxer Capital to acquire 1,261,857 Common Shares pursuant to a Warrant issued by the Issuer to Boxer Capital on May 6, 2011 (the “Boxer Warrant”) and a right of MVA to acquire 129,629 Common Shares pursuant to a Warrant issued by the Issuer to MVA on May 6, 2011 (the “MVA Warrant”). The Boxer Warrant and the MVA Warrant can only be exercised to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s outstanding Common Shares.

Page 8 of 10 Pages

Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by either MVA or Aaron Davis.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Exhibits

1	Joint Filing Agreement, dated May 16, 2011, between the Reporting Persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: January 4, 2012

	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA Investors, LLC

	By:	/s/ Neil Reisman
	Name:	Neil Reisman
	Title:	Authorized Signatory

AARON DAVIS

	By:	/s/ Aaron Davis
Aaron Davis, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually